Exhibit 99.1

NQ Mobile Inc. Raises Revenue Guidance for Q1 2014 and Initiates Preliminary Q2 2014 Revenue Guidance

BEIJING and DALLAS, May 30, 2014 — NQ Mobile Inc. (“NQ Mobile” or the “Company”) (NYSE: NQ), a leading global provider of mobile Internet services, today announced the updated revenue guidance for its first quarter ended March 31, 2014. In addition, the Company also announced its initial outlook for the second quarter of 2014.

The Company now expects first quarter 2014 net revenues to exceed the previously announced revenue guidance range of $75-$76 million, an increase of over 125% over the prior year comparable period. The Company saw continued strength in its businesses, in particular in the enterprise segment.

The unaudited first quarter 2014 results will be released as soon as practicable. The Company today also provided its initial net revenue outlook for its second quarter 2014. Bolstered by strong underlying business trends and continued financial visibility, the Company expects net revenues for the second quarter 2014 to be between $83 and $84 million, compared with $41.4 million in the second quarter 2013. These results reflect our preliminary views and are subject to change.

“We remain diligently focused and confident in our business, our strategy, and our future,” said Dr. Henry Lin co-Founder and co-CEO of NQ Mobile. “With our preliminary Q1 expectations exceeding our previously issued guidance and the continued strength of our businesses demonstrated by our strong second quarter guidance, we remain excited about our trajectory and opportunities to continue to grow our business in 2014. Our employees have done a remarkable job staying focused and delivering results during a period of distractions.”

About NQ Mobile

NQ Mobile Inc. (NYSE: NQ) is a leading global provider of mobile Internet services. NQ Mobile is a mobile security pioneer with proven competency to acquire, engage, and monetize customers globally. NQ Mobile’s portfolio includes mobile security and mobile games & advertising for the consumer market and consulting, mobile platforms and mobility services for the enterprise market. As of December 31, 2013, NQ Mobile maintains a large, global user base of 481 million registered user accounts and 136 million monthly active user accounts through its consumer mobile security business, 107 million registered user accounts and 20 million monthly active user accounts through its mobile games & advertising business and over 1,250 enterprise customers. NQ Mobile maintains dual headquarters in Dallas, Texas, USA and Beijing, China. For more information on NQ Mobile, please visit http://www.nq.com.

INVESTOR RELATIONS:

NQ Mobile Inc.

+852 3975 2853

+1 469 310 5281

investors@nq.com

MEDIA CONTACTS:

Sherry Smith

MWW for NQ Mobile

+1-646-797-3139

ssmith@mww.com

Kim Titus,

NQ Mobile

+1-972-841-0506

kim.titus@nq.com